STAMPEDE OILS INC.

1700, 520 - 5th Avenue S.W.
Calgary, Alberta T2P 3R7
Telephone: (403) 265-6166
Fax: (403) 265-0893
www.stampede.ab.ca

August 30, 2002

02049847

02 SEP 10 AM 9:30

Securities and Exchange Commission
Office of International Corp. Finance
450 – 5th Street S.W. (3094)
Washington, D.C. 20549

Dear Sir or Madam:

RE: Corporation No. 82-3605

Enclosed please find duplicate copies of information we are required to file under Rule 12g3-2(b).

Yours truly,

STAMPEDE OILS INC.

Pam de Bruycker

SUPPL

/pdB
Encl.

PROCE...
SEP 12 2...
THOMS
FINANC...

e.s.corp.sec.jan01

dlw 9/10

82-3605

STAMPEDE OILS INC.

1700, 520 - 5th Avenue S.W.
Calgary, Alberta T2P 3R7
Telephone: (403) 265-6166
Fax: (403) 265-0893
www.stampede.ab.ca

TURNER VALLEY PROJECT UPDATE
(Website Advisory)

August 7, 2002

Stampede Oils Inc., the operator of the Stampede Turner Valley 2-34-20-3 W5M well, has attempted to gain approval from the owner/operator of the nearby satellite battery and gathering system facilities, to enable it to install a temporary three-phase separator system by which to more accurately determine, on a non-interruptible basis, daily fluid and gas production amounts from the 2-34 well. At this time, the basis for such determination is made on actual test separator flow recoveries from the well over a very short test period of possibly 3-4 days a month. The results of this are extrapolated to produced fluid during the remaining days when the well is not tied directly into the test separator. As this equipment is circa 1939, the test mechanism to determine any actual oil/water production content appears to be subject to some unavoidable inconsistencies.

The owner/operator of these facilities however, was reluctant to allow the installation of this temporary separator. Alternatively, and in accordance with an operating agreement between the owner/operator and Stampede Oils Inc. dated March 28, 2002, the operator suggested that it take over direct operatorship of the 2-34 well with the aim of using its expertise in getting the well into a sustained oil production mode. Stampede and partners agreed to this new arrangement which was effected on July 31, 2002. This operating agreement also provides for Stampede to have its own independent operator on site to assist in the overall well operation.

Prior to this, the production recoveries from the 2-34 well have indicated that most of the load fluid used to inject the $CaC0_3$ plug into the reservoir has been recovered, though it is expected that isolated slugs of it will still be recovered sporadically. The remaining reservoir plugging material at this time is indicated to be mainly emulsion sludge material, created by the injection of the wrong formulated acid, into the reservoir shortly after the well reached total depth. This plugging product, partly derived from the creation of ferrous sulphide compounds, combining with ashphaltine and amounts of $CaC0_3$ is gradually being cleaned out of the reservoir.

With regard to the above, the production recovery characteristics of the well and related recovery are continually becoming more positive. It is anticipated that input from the facility's owner/operator will hasten the ultimate well cleanup and resultant production escalation.

Regarding other current Turner Valley area activity, production testing of the recently drilled Impact et al Calgary 6-8-22-3 W5M well, a direct offset follow-up to the Startech 7-5-22-3 W5M gas discovery well, is expected towards the first of next week.

The lower structural position of the target gas zone to the 7-5 well, coupled with excellent reservoir porosity and slightly lower resistivity, indicates that the reservoir in the 6-8 well should be capable of higher production rates and a much greater amount of accompanying condensate, than that of the 7-5 discovery well. Stampede has a total 4.41% carried and working interest in the 6-8 well.

It is reported that there is a good possibility that the gas pipeline to the Quirk Creek plant could be in operation again by September 1, 2002.

The operator of the Turner Valley South Devonian gas pool intends to have an 18-mile pipeline to the Mazeppa gas plant completed and tied into the Fortune (Stampede) et al Hartell 4-13-19-2 W5M gas discovery well by mid October. The 4-13 well will then commence commercial gas production and deepening of the adjacent Fortune et al Hartell 11-12-19-2 W5M well for production is intended to commence shortly thereafter.

Shareholders will be updated on a continuing basis regarding the escalating production capability of the 2-34 well, along with plans for follow-up development drilling.

82-3605

STAMPEDE OILS INC.

1700, 520 - 5th Avenue S.W.
Calgary, Alberta T2P 3R7
Telephone: (403) 265-6166
Fax: (403) 265-0893
www.stampede.ab.ca

TURNER VALLEY PROJECT UPDATE
(Website Advisory)

August 7, 2002

Stampede Oils Inc., the operator of the Stampede Turner Valley 2-34-20-3 W5M well, has attempted to gain approval from the owner/operator of the nearby satellite battery and gathering system facilities, to enable it to install a temporary three-phase separator system by which to more accurately determine, on a non-interruptible basis, daily fluid and gas production amounts from the 2-34 well. At this time, the basis for such determination is made on actual test separator flow recoveries from the well over a very short test period of possibly 3-4 days a month. The results of this are extrapolated to produced fluid during the remaining days when the well is not tied directly into the test separator. As this equipment is circa 1939, the test mechanism to determine any actual oil/water production content appears to be subject to some unavoidable inconsistencies.

The owner/operator of these facilities however, was reluctant to allow the installation of this temporary separator. Alternatively, and in accordance with an operating agreement between the owner/operator and Stampede Oils Inc. dated March 28, 2002, the operator suggested that it take over direct operatorship of the 2-34 well with the aim of using its expertise in getting the well into a sustained oil production mode. Stampede and partners agreed to this new arrangement which was effected on July 31, 2002. This operating agreement also provides for Stampede to have its own independent operator on site to assist in the overall well operation.

Prior to this, the production recoveries from the 2-34 well have indicated that most of the load fluid used to inject the $CaC0_3$ plug into the reservoir has been recovered, though it is expected that isolated slugs of it will still be recovered sporadically. The remaining reservoir plugging material at this time is indicated to be mainly emulsion sludge material, created by the injection of the wrong formulated acid, into the reservoir shortly after the well reached total depth. This plugging product, partly derived from the creation of ferrous sulphide compounds, combining with ashphaltine and amounts of $CaC0_3$ is gradually being cleaned out of the reservoir.

With regard to the above, the production recovery characteristics of the well and related recovery are continually becoming more positive. It is anticipated that input from the facility's owner/operator will hasten the ultimate well cleanup and resultant production escalation.

Regarding other current Turner Valley area activity, production testing of the recently drilled Impact et al Calgary 6-8-22-3 W5M well, a direct offset follow-up to the Startech 7-5-22-3 W5M gas discovery well, is expected towards the first of next week.

The lower structural position of the target gas zone to the 7-5 well, coupled with excellent reservoir porosity and slightly lower resistivity, indicates that the reservoir in the 6-8 well should be capable of higher production rates and a much greater amount of accompanying condensate, than that of the 7-5 discovery well. Stampede has a total 4.41% carried and working interest in the 6-8 well.

It is reported that there is a good possibility that the gas pipeline to the Quirk Creek plant could be in operation again by September 1, 2002.

The operator of the Turner Valley South Devonian gas pool intends to have an 18-mile pipeline to the Mazeppa gas plant completed and tied into the Fortune (Stampede) et al Hartell 4-13-19-2 W5M gas discovery well by mid October. The 4-13 well will then commence commercial gas production and deepening of the adjacent Fortune et al Hartell 11-12-19-2 W5M well for production is intended to commence shortly thereafter.

Shareholders will be updated on a continuing basis regarding the escalating production capability of the 2-34 well, along with plans for follow-up development drilling.

STAMPEDE OILS INC. is listed on the TSX Venture Exchange under the symbol STF.